SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                CABOT CORPORATION
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                    127055101
                                 (CUSIP Number)

                               SPO Advisory Corp.
                         591 Redwood Highway, Suite 3215
                          Mill Valley, California 94941
                                 (415) 383-6600

                                 with a copy to:

                                Alison S. Ressler
                             Sullivan & Cromwell LLP
                             1888 Century Park East
                       Los Angeles, California 90067-1725
                                 (310) 712-6600

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                January 10, 2006
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 24 pages
CUSIP No. 127055101

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         SPO Partners II, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)     |_|
                                                                     (b)     |X|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 7,648,600 (1)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 7,648,600 (1)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,648,600 (1)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.16%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, SPO Advisory Partners, L.P.

                                                              Page 3 of 24 pages
CUSIP No. 127055101

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         SPO Advisory Partners, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)     |_|
                                                                     (b)     |X|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 7,648,600 (1)(2)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 7,648,600 (1)(2)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,648,600 (1)(2)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.16%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of SPO Partners II, L.P.
(2) Power is exercised through its sole general partner, SPO Advisory Corp.

                                                              Page 4 of 24 pages
CUSIP No. 127055101

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         San Francisco Partners II, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)     |_|
                                                                     (b)     |X|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         California
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 309,400 (1)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 309,400 (1)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         309,400 (1)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.49%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, SF Advisory Partners, L.P.

                                                              Page 5 of 24 pages
CUSIP No. 127055101

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         SF Advisory Partners, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)     |_|
                                                                     (b)     |X|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 309,400 (1)(2)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 309,400 (1)(2)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         309,400 (1)(2)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.49%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of San Francisco Partners II, L.P.
(2) Power is exercised through its sole general partner, SPO Advisory Corp.

                                                              Page 6 of 24 pages
CUSIP No. 127055101

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         SPO Advisory Corp.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)     |_|
                                                                     (b)     |X|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 7,958,000 (1)(2)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 7,958,000 (1)(2)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,958,000 (1)(2)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.66%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

(1) Solely in its capacity as the sole general partner of SPO Advisory Partners, L.P. with respect to 7,648,600 of such shares; and solely in its capacity as the sole general partner of SF Advisory Partners, L.P. with respect to 309,400 of such shares.

(2) Power is exercised through its three controlling persons, John H. Scully, William E. Oberndorf and William J. Patterson.

                                                              Page 7 of 24 pages
CUSIP No. 127055101

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         John H. Scully
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)     |_|
                                                                     (b)     |X|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 -0-
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            7,958,000 (1)
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 -0-
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 7,958,000 (1)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,958,000 (1)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.66%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

(1) These shares may be deemed to be beneficially owned by Mr. Scully solely in his capacity as one of three controlling persons of SPO Advisory Corp.

                                                              Page 8 of 24 pages
CUSIP No. 127055101

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         William E. Oberndorf
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)     |_|
                                                                     (b)     |X|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 -0-
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            8,352,450 (1)
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 -0-
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 8,352,450 (1)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         8,352,450 (1)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.28%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

(1) Of these shares, 7,958,000 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as one of the three controlling persons of SPO Advisory Corp., 327,150 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as a trustee of the William and Susan Oberndorf Trust, dated 10/19/98 and 67,300 shares may be deemed to be beneficially owned by Mr. Oberndorf solely in his capacity as sole general partner of Oberndorf Family Partners, a California limited partnership.

                                                              Page 9 of 24 pages
CUSIP No. 127055101

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         William and Susan Oberndorf Trust, dated 10/19/98
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)     |_|
                                                                     (b)     |X|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e) |_|
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         California
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 327,150 (1)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 327,150 (1)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         327,150 (1)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.52%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         OO
--------------------------------------------------------------------------------

(1) Power is exercised through its trustees, William E. Oberndorf and Susan C. Oberndorf.

                                                             Page 10 of 24 pages
CUSIP No. 127055101

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         Oberndorf Family Partners
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)     |_|
                                                                     (b)     |X|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         California
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 67,300 (1)
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            -0-
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 67,300 (1)
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 -0-
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         67,300 (1)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.11%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         PN
--------------------------------------------------------------------------------

(1) Power is exercised through its sole general partner, William E. Oberndorf.

                                                             Page 11 of 24 pages
CUSIP No. 127055101

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         William J. Patterson
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a)     |_|
                                                                     (b)     |X|
--------------------------------------------------------------------------------
3.       SEC Use Only
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS
         Not Applicable
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) |_|
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
                          7.     SOLE VOTING POWER
                                 -0-
                          ------------------------------------------------------
Number Of Shares          8.     SHARED VOTING POWER
Beneficially Owned By            7,958,000 (1)
Each Reporting Person     ------------------------------------------------------
With                      9.     SOLE DISPOSITIVE POWER
                                 -0-
                          ------------------------------------------------------
                          10.    SHARED DISPOSITIVE POWER
                                 7,958,000 (1)
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         7,958,000 (1)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES |_|
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         12.66%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
         IN
--------------------------------------------------------------------------------

(1) These shares may be deemed to be beneficially owned by Mr. Patterson solely in his capacity as one of three controlling persons of SPO Advisory Corp.

                                                             Page 12 of 24 pages

         This Amendment No. 5 amends the Schedule 13D (the "Original 13D") filed with the Securities and Exchange Commission ("SEC") on August 29, 2005 and as amended on September 14, 2005, September 26, 2005, October 20, 2005 and
November 8, 2005. Unless otherwise stated herein, the Original 13D, as previously amended, remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original 13D.

ITEM 2.  IDENTITY AND BACKGROUND

         Item 2(a) is hereby amended and restated in its entirety as follows:

         "The undersigned hereby file this Schedule 13D Statement on behalf of SPO Partners II, L.P., a Delaware limited partnership ("SPO"), SPO Advisory Partners, L.P., a Delaware limited partnership ("SPO Advisory Partners"), San Francisco Partners II, L.P., a California limited partnership ("SFP"), SF Advisory Partners, L.P., a Delaware limited partnership ("SF Advisory Partners"), SPO Advisory Corp., a Delaware corporation ("SPO Advisory Corp."), John H. Scully ("JHS"), William E. Oberndorf ("WEO"), William J. Patterson ("WJP"), the William and Susan Oberndorf Trust, dated 10/19/98 ("Oberndorf Trust"), and Oberndorf Family Partners, a California limited partnership ("OFP"). SPO, SPO Advisory Partners, SFP, SF Advisory Partners, SPO Advisory Corp., JHS, WEO, WJP, the Oberndorf Trust and OFP are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists."

         The subsection titled "WEO" of Item 2(b)-(c) is hereby amended and restated in its entirety as follows:

         "WEO's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. His present principal occupation is serving as a managing director of SPO Partners & Co. WEO is one of three controlling persons of SPO Advisory Corp., the sole general partner of SPO Advisory Partners and SF Advisory Partners. WEO is also a trustee for the Oberndorf Trust and the sole general partner of OFP."

         The following subsections are hereby added to Item 2(b)-(c) in appropriate alphabetical order as follows:

         "OBERNDORF TRUST

         "Oberndorf Trust is a living trust, established for the benefit of WEO and his wife, Susan C. Oberndorf. WEO and Ms. Oberndorf are the trustees of Oberndorf Trust. The principal business address of Oberndorf Trust, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to WEO is set forth above. Ms. Oberndorf's business address is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Ms. Oberndorf's present principal occupation is homemaker.

         "OFP

         "OFP is a California limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of OFP, which also serves as its principal office, is 591 Redwood Highway, Suite 3215, Mill Valley, California 94941. Pursuant to Instruction C to Schedule 13D of the Act, certain information with respect to WEO, the sole general partner of OFP, is set forth above."

                                                             Page 13 of 24 pages

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended and restated in its entirety as follows:

         The source and amount of the funds used or to be used by the Reporting Persons to purchase Shares are as follows:

NAME                        SOURCE OF FUNDS                   AMOUNT OF FUNDS
---------------------       ---------------------------       ---------------
SPO                         Contributions from Partners          $246,120,865
SPO Advisory Partners       Not Applicable                     Not Applicable
SFP                         Contributions from Partners           $10,038,218
SF Advisory Partners        Not Applicable                     Not Applicable
SPO Advisory Corp.          Not Applicable                     Not Applicable
JHS                         Not Applicable                     Not Applicable
WEO                         Personal Funds (1)                    $14,430,442
WJP                         Not Applicable                     Not Applicable
Oberndorf Trust             Personal Funds(1)                     $11,998,354
OFP                         Contribution from Partners            $ 2,432,088

----------
(1) As used herein, the term "Personal Funds" includes sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specified purpose of acquiring, holding, trading or voting Shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 62,883,088 total outstanding shares of Common Stock as reported on the Issuer's 10-K filed with the Securities and Exchange Commission on December 14, 2005.

         SPO

         The aggregate number of Shares that SPO owns beneficially, pursuant to Rule 13d-3 of the Act, is 7,648,600 Shares, which constitutes approximately 12.16% of the outstanding Shares.

         SPO Advisory Partners

         Because of its position as the sole general partner of SPO, SPO Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,648,600 Shares, which constitutes approximately 12.16% of the outstanding Shares.

                                                             Page 14 of 24 pages

         SFP

         The aggregate number of Shares that SFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 309,400 Shares, which constitutes approximately
0.49% of the outstanding Shares.

         SF Advisory Partners

         Because of its position as the sole general partner of SFP, SF Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 309,400 Shares, which constitutes approximately 0.49% of the outstanding Shares.

         SPO Advisory Corp.

         Because of its positions as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,958,000
Shares in the aggregate, which constitutes approximately 12.66% of the outstanding Shares.

         JHS

         Because of his position as a control person of SPO Advisory Corp., JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,958,000 Shares, which constitutes approximately 12.66% of the outstanding Shares.

         WEO

         Individually, and because of his positions as a control person of SPO Advisory Corp., a trustee of the Oberndorf Trust and sole general partner of OFP, WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 8,352,450 Shares in the aggregate, which constitutes approximately 13.28% of the outstanding Shares.

         WJP

         Because of his position as a control person of SPO Advisory Corp., WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 7,958,000 Shares, which constitutes approximately 12.66% of the outstanding Shares.

         Oberndorf Trust

         The aggregate number of Shares that the Oberndorf Trust owns beneficially, pursuant to Rule 13d-3 of the Act, is 327,150 Shares, which constitutes approximately 0.52% of the outstanding Shares.

         OFP

         The aggregate number of Shares that OFP owns beneficially, pursuant to Rule 13d-3 of the Act, is 67,300 Shares, which constitutes approximately 0.11% of the outstanding Shares.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any Shares.

                                                             Page 15 of 24 pages

         (b) SPO

         Acting through its sole general partner, SPO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,648,600 Shares.

         SPO Advisory Partners

         Acting through its sole general partner and in its capacity as the sole general partner of SPO, SPO Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,648,600
Shares.

         SFP

         Acting through its sole general partner, SFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 309,400 Shares.

         SF Advisory Partners

         Acting through its sole general partner and in its capacity as the sole general partner of SFP, SF Advisory Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 309,400 Shares.

         SPO Advisory Corp.

         Acting through its controlling persons and in its capacities as the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, SPO Advisory Corp. has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 7,958,000 Shares in the aggregate.

         JHS

         As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, JHS may be deemed to have shared power with WEO and WJP to vote or to direct the vote and to dispose or to direct the disposition of 7,958,000 Shares held by SPO and SFP in the aggregate.

         WEO

         As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WEO may be deemed to have shared power with JHS and WJP to vote or to direct the vote and to dispose or to direct the disposition of 7,958,000 Shares held by SPO and SFP in the aggregate. WEO may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 327,150 Shares held in the Oberndorf Trust. Individually, and because of his position as the sole general partner of OFP, WEO has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 67,300 Shares held by OFP.

         WJP

         As one of three controlling persons of SPO Advisory Corp., which is the sole general partner of each of SPO Advisory Partners and SF Advisory Partners, WJP may be deemed to have shared power with JHS and WEO to vote or to direct the vote and to dispose or to direct the disposition of 7,958,000 Shares held by SPO and SFP in the aggregate.

                                                             Page 16 of 24 pages

         Oberndorf Trust

         Acting through its trustees, Oberndorf Trust has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 327,150 Shares in the aggregate.

         OFP

         OFP has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 67,300 Shares.

         (c) During the past 60 days, the Reporting Persons purchased Shares in open market transactions as set forth on Schedule I attached hereto.

         Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Shares during the past 60 days.

         (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sale of, Shares owned by such Reporting Person.

         (e) Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended and restated in its entirety as follows:

Exhibit A:   Agreement pursuant to Rule 13d-1(k)

Exhibit B:   Power of Attorney

                                                             Page 17 of 24 pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated January 12, 2006                   By:       /s/ Kim M. Silva
                                               --------------------------------
                                                   Kim M. Silva

                                           Attorney-in-Fact for:

                                           SPO PARTNERS II, L.P.(1)
                                           SPO ADVISORY PARTNERS, L.P.(1)
                                           SAN FRANCISCO PARTNERS II, L.P.(1)
                                           SF ADVISORY PARTNERS, L.P.(1)
                                           SPO ADVISORY CORP.(1)
                                           JOHN H. SCULLY(1)
                                           WILLIAM E. OBERNDORF(1)
                                           WILLIAM J. PATTERSON(1)
                                           WILLIAM AND SUSAN OBERNDORF TRUST,
                                           DATED 10/19/98 (2)
                                           OBERNDORF FAMILY PARTNERS (2)

                                           (1) A Power of Attorney
                                           authorizing Kim M. Silva to
                                           act on behalf of this
                                           person or entity has been previously
                                           filed with the Securities and
                                           Exchange Commission.

                                           (2) A Power of Attorney authorizing
                                           Kim M. Silva to act on behalf of
                                           this person or entity is filed as
                                           Exhibit B.

                                                             Page 18 of 24 pages

                                               SCHEDULE I TO SCHEDULE 13D

                                  DATE OF                                           PRICE PER       WHERE/HOW TRANSACTION
REPORTING PERSON                TRANSACTION         TYPE         NUMBER OF SHARES   SHARE ($)              EFFECTED
---------------------           -----------         ----         ----------------   ---------       ---------------------
SPO Partners II, L.P.           11/11/05            Buy                10,000         31.64           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                   100         31.69           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                   100         31.70           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                   400         31.75           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                   200         31.80           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                   200         31.83           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                   500         31.85           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                   400         31.86           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                   300         31.87           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                   200         31.88           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                   500         31.90           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                 2,600         31.91           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                   300         31.92           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                 3,300         31.93           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                 2,500         31.94           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                 1,800         31.95           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                 4,400         31.96           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                 1,400         31.97           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                 3,500         31.98           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                 3,300         31.99           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                 1,500         32.00           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                   100         32.01           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                 1,200         32.02           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                 1,000         32.03           Open Market/Broker

                                                            Page 19 of 24 pages

                                               SCHEDULE I TO SCHEDULE 13D

                                  DATE OF                                           PRICE PER       WHERE/HOW TRANSACTION
REPORTING PERSON                TRANSACTION         TYPE         NUMBER OF SHARES   SHARE ($)              EFFECTED
---------------------           -----------         ----         ----------------   ---------       ---------------------
SPO Partners II, L.P.           11/11/05            Buy                   200         32.04           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                 1,000         32.05           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                 3,500         32.06           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                 5,600         32.07           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                 3,900         32.08           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                   900         32.09           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                 9,400         32.10           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                   600         32.26           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                   300         32.27           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                   400         32.28           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                   100         32.29           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                10,900         32.30           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                   900         32.31           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                   600         32.32           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                   600         32.33           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                   600         32.34           Open Market/Broker

SPO Partners II, L.P.           11/11/05            Buy                   700         32.35           Open Market/Broker

SPO Partners II, L.P.           11/18/05            Buy                 4,200         33.90           Open Market/Broker

SPO Partners II, L.P.           11/18/05            Buy               100,000         34.00           Privately Negotiated
                                                                                                      Transaction

William and Susan Oberndorf     12/20/05            Buy                   600         35.32           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     12/20/05            Buy                   100         35.34           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     12/20/05            Buy                 1,000         35.35           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     12/20/05            Buy                 1,400         35.36           Open Market/Broker
Trust, dated 10/19/98


                                                            Page 20 of 24 pages

                                               SCHEDULE I TO SCHEDULE 13D

                                  DATE OF                                           PRICE PER       WHERE/HOW TRANSACTION
REPORTING PERSON                TRANSACTION         TYPE         NUMBER OF SHARES   SHARE ($)              EFFECTED
---------------------           -----------         ----         ----------------   ---------       ---------------------
William and Susan Oberndorf     12/20/05            Buy                 3,000         35.37           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     12/20/05            Buy                   200         35.38           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     12/20/05            Buy                   500         35.39           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     12/20/05            Buy                 3,900         35.40           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     12/20/05            Buy                14,400         35.41           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     12/20/05            Buy                   300         35.42           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     12/20/05            Buy                 6,100         35.45           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     12/20/05            Buy                 3,600          35.46           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     12/20/05            Buy                 1,500          35.47           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     12/20/05            Buy                 4,600          35.48           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     12/20/05            Buy                 8,300          35.49           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     12/20/05            Buy                50,500          35.50           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     12/21/05            Buy                   200          35.47           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     12/21/05            Buy                    50          35.48           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     12/21/05            Buy                   150          35.49           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     12/21/05            Buy                42,650          35.50           Open Market/Broker
Trust, dated 10/19/98

                                                            Page 21 of 24 pages

                                               SCHEDULE I TO SCHEDULE 13D

                                  DATE OF                                           PRICE PER       WHERE/HOW TRANSACTION
REPORTING PERSON                TRANSACTION         TYPE         NUMBER OF SHARES   SHARE ($)              EFFECTED
---------------------           -----------         ----         ----------------   ---------       ---------------------
Oberndorf Family Partners       12/21/05            Buy                   200          35.47           Open Market/Broker

Oberndorf Family Partners       12/21/05            Buy                    50          35.48           Open Market/Broker

Oberndorf Family Partners       12/21/05            Buy                   150          35.49           Open Market/Broker

Oberndorf Family Partners       12/21/05            Buy                42,650          35.50           Open Market/Broker

William and Susan Oberndorf     1/6/06              Buy                   420          37.68           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     1/6/06              Buy                   420          37.69           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     1/6/06              Buy                 8,579          37.70           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     1/6/06              Buy                 3,300          37.71           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     1/6/06              Buy                 1,079          37.72           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     1/6/06              Buy                 2,520         37.73           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     1/6/06              Buy                 1,559         37.74           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     1/6/06              Buy                32,573         37.75           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     1/6/06              Buy                   280         37.68           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     1/6/06              Buy                   280         37.69           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     1/6/06              Buy                 5,721         37.70           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     1/6/06              Buy                 2,200         37.71           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     1/6/06              Buy                   721         37.72           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     1/6/06              Buy                 1,680         37.73           Open Market/Broker
Trust, dated 10/19/98


                                                            Page 22 of 24 pages

                                               SCHEDULE I TO SCHEDULE 13D

                                  DATE OF                                           PRICE PER       WHERE/HOW TRANSACTION
REPORTING PERSON                TRANSACTION         TYPE         NUMBER OF SHARES   SHARE ($)              EFFECTED
---------------------           -----------         ----         ----------------   ---------       ---------------------
William and Susan Oberndorf     1/6/06              Buy                 1,041         37.74           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     1/6/06              Buy                21,727         37.75           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     1/9/06              Buy                   400         37.43           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     1/9/06              Buy                   400         37.44           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     1/9/06              Buy                   500         37.45           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     1/9/06              Buy                   800         37.46           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     1/9/06              Buy                 1,900         37.47           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     1/9/06              Buy                   500         37.48           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     1/9/06              Buy                   600         37.49           Open Market/Broker
Trust, dated 10/19/98

William and Susan Oberndorf     1/9/06              Buy                94,900         37.50           Open Market/Broker
Trust, dated 10/19/98

Oberndorf Family Partners       1/9/06              Buy                   600         37.35           Open Market/Broker

Oberndorf Family Partners       1/10/06             Buy                18,450         37.20           Open Market/Broker

Oberndorf Family Partners       1/10/06             Buy                   300         37.44           Open Market/Broker

Oberndorf Family Partners       1/10/06             Buy                   500         37.46           Open Market/Broker

Oberndorf Family Partners       1/10/06             Buy                   400         37.47           Open Market/Broker

Oberndorf Family Partners       1/10/06             Buy                   600         37.48           Open Market/Broker

Oberndorf Family Partners       1/10/06             Buy                   800         37.49           Open Market/Broker

Oberndorf Family Partners       1/10/06             Buy                   800         37.50           Open Market/Broker

Oberndorf Family Partners       1/10/06             Buy                   100         37.53           Open Market/Broker


                                                            Page 23 of 24 pages

                                               SCHEDULE I TO SCHEDULE 13D

                                  DATE OF                                           PRICE PER       WHERE/HOW TRANSACTION
REPORTING PERSON                TRANSACTION         TYPE         NUMBER OF SHARES   SHARE ($)              EFFECTED
---------------------           -----------         ----         ----------------   ---------       ---------------------
Oberndorf Family Partners       1/10/06             Buy                   300         37.55           Open Market/Broker

Oberndorf Family Partners       1/10/06             Buy                   300         37.57           Open Market/Broker

Oberndorf Family Partners       1/10/06             Buy                   700         37.59           Open Market/Broker

Oberndorf Family Partners       1/10/06             Buy                   400         37.60           Open Market/Broker

                                                             Page 24 of 24 pages

                                  EXHIBIT INDEX

EXHIBIT     DOCUMENT DESCRIPTION                      PAGE NO.
-------     ------------------------------------      --------
A           Agreement Pursuant to Rule 13d-1(k)       1

B           Power of Attorney                         2